Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
300 Convent Street, Suite 2200
San Antonio, Texas 78205-3792
www.fulbright.com

DLANSDALE@FULBRIGHT.COM	TELEPHONE:	(210) 224-5575
DIRECT DIAL: (210) 270-9367	FACSIMILE:	(210) 270-7205
November 29, 2005
VIA EDGAR AND FEDERAL EXPRESS
Mr. Max Webb
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0305

Re:	CCE Spinco, Inc. Registration Statement on Form 10-12B filed on August 10, 2005 File No. 01-32601
Dear Mr. Webb:
     On behalf of CCE Spinco, Inc. (the “Company”), we hereby submit to you Amendment No. 3 to the Company’s above-referenced Registration Statement on Form 10 (“Amendment No. 3”), including the amended information statement filed as an exhibit to Amendment No. 3 (the “Information Statement”), reflecting changes made in response to the Staff’s comment letter dated November 21, 2005.
     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent auditors. The following numbered paragraphs, which correspond to the numbered paragraphs of the November 21, 2005 comment letter and which include specific references to Amendment No. 3, set forth the Company’s responses to the Staff’s comments.
Form 10 Exhibits
1.	We note that you have submitted a request for confidential treatment of portions of exhibits under Rule 24b-2 of the Exchange Act. Please note that you will need to resolve any issues on the confidential treatment request prior to effectiveness of the registration statement. Furthermore, comments we may have on the confidential treatment request may impact disclosure in the registration statement.
Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio • Hong Kong • London • Munich

November 29, 2005

Response: The Company advises the Staff that it understands that it will need to resolve any issues on the confidential treatment request prior to effectiveness of the registration statement, which may impact disclosure in the registration statement.
Exhibit 99.1 Information Statement
Unaudited Pro Forma Condensed Combined Financial Information, page 50
2.	Revise the introductory paragraph or the notes to the pro forma financial information to disclose the dividend rate associated with the Series A and Series B preferred stock.
Response: The Company advises the Staff that it has revised the introductory paragraph on page 50 to the pro forma financial information to disclose the dividend rate associated with the Series A and Series B preferred stock. The Company also advises the Staff that it has adjusted the interest rate assumption related to its incurrence of debt to better reflect current market conditions.
Report of Independent Registered Public Accounting Firm, page F-2
3.	Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Company’s Form 10 registration statement. The report with regard to the financial statement schedules included on page F-37 should be similarly revised.
Response: The Company has complied with this comment by revising the Information Statement to remove the restrictive legends on pages F-2 and F-37.
Notes to Combined Financial Statements, page F-7
Note B — Long-lived Assets, page F-13
Goodwill, page F-13
4.	We have reviewed your response to our prior comment number eight. You state that the $11.1 million “correction” in 2003 was due to a failure to record eliminations properly on the opening balance sheet in 2000. Explain why a restatement of the prior periods back to 2000 was not considered necessary to correct the error and how you complied with APB 20, paragraphs 36 and 37. Include in your response why the appropriate correction of the error is a reduction of goodwill. Confirm that goodwill was originally overstated. Please provide further disclosures in your next amendment concerning more details surrounding the nature of this correction and the impact on your financial statements.
Response: The Company confirms to the Staff that the goodwill balance was originally overstated. The Company considered the guidance in APB 20, paragraphs 36 and 37, and based on an assessment of materiality, determined a

November 29, 2005

reduction of goodwill was appropriate. In assessing materiality, the Company considered the fact that the balance of goodwill at December 31, 2000 was approximately $4.2 billion, implying the $11.1 million would have represented 0.3% of that balance. Additionally, the amortization of the $11.1 million would have been approximately $0.5 million in 2001, compared to combined depreciation and amortization of approximately $298.9 million, representing 0.2%. Also, the impairment recorded in 2002 would have been approximately $10.6 million lower, or 0.3% of the $3.9 billion impairment.
5.	Also revise the disclosures provided with respect to the $96.4 million goodwill adjustment recognized in 2004 so they are presented in a level of detail consistent with your responses to our prior comment eight.
Response: The Company has complied with this comment by adding disclosure beginning on page F-13 of the Information Statement from its response to your prior comment eight.
Notes to Unaudited Interim Combined Financial Statements, page F-31
Note 2 — Long-lived Assets, page F-32
Goodwill, page F-33
6.	We note your disclosure of the July 2005 acquisition of Mean Fiddle Music Group, PLC. Please revise the interim financial statements to provide all disclosures required by paragraph 58 of SFAS 141, paragraphs 44 and 45 of SFAS 142, and Regulation S-X, Article 10(b)(4).
Response: The Company advises the Staff that it has revised the interim financial statements to provide all disclosures required by paragraph 58 of SFAS 141, paragraph 45 of SFAS 142 and Regulation S-X, Article 10(b)(4). The Company advises the Staff that it did not purchase material amounts of intangible assets and therefore the disclosure requirements of paragraph 44 of SFAS 142 were not applicable.
7.	In a related matter, please revise to disclose a description of the factors that contributed to a purchase price that resulted in recognition of significant amounts of goodwill in accordance with paragraph 51(b) of SFAS 141.
Response: The Company advises the Staff that it has revised its disclosure to provide a description of the factors that contributed to a purchase price that resulted in recognition of goodwill in accordance with paragraph 51(b) of SFAS 141.
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November 29, 2005

     If you have any additional comments or questions, please feel free to contact the undersigned at (210) 270-9367 or Roy Goldman at (212) 318-3219.

Very truly yours, /s/ Daryl L. Lansdale, Jr. Daryl L. Lansdale, Jr.

Enclosures

cc:	Michele M. Anderson (Securities and Exchange Commission)
Cheryl Grant (Securities and Exchange Commission)
Linda Cverkel (Securities and Exchange Commission)
Heather Tress (Securities and Exchange Commission)
Randall T. Mays (Clear Channel Communications, Inc.)
John T. Tippit (Clear Channel Communications, Inc.)
Hamlet T. Newsom Jr. (Clear Channel Communications, Inc.)
Roy L. Goldman (Fulbright & Jaworski L.L.P.)
John W. White (Cravath, Swaine & Moore LLP)